Rule 424(b)(3)
Registration Statement Nos. 333-98743 and 333-103966
Fixed Rate Notes: CUSIP 125581 AK 4;
Common Code 020159154; ISIN US1255581AK40
Floating Rate Notes: CUSIP 125581 AL 2;
Common Code 020159227; ISIN US125581AL23

PRICING SUPPLEMENT NO. 21
Dated September 13, 2004 to
Prospectus, dated May 9, 2003 and
Prospectus Supplement, dated July 2, 2004

$1,500,000,000

CIT Group Inc.
$750,000,000 5.125% Senior Notes Due September 30, 2014
$750,000,000 Floating Rate Senior Notes Due September 20, 2007

Joint Lead Managers

Banc of America Securities LLC	Goldman, Sachs & Co.	JPMorgan

Bear, Stearns & Co. Inc.	BNP PARIBAS
Citigroup	HSBC
Lehman Brothers	Merrill Lynch & Co.
Morgan Stanley	Wachovia Securities

BNY Capital Markets, Inc.	Mizuho International plc
National Australia Bank

(X) Senior Note	( ) Subordinated Note
Principal Amount:	$750,000,000 in Fixed Rate Notes; $750,000,000 in Floating Rate Notes.
Proceeds to Corporation:	99.254% or $744,405,000 for the Fixed Rate Notes; 99.775% or $748,312,500 for the Floating Rate Notes.
Underwriters' Commission:	0.45% or $3,375,000 for the Fixed Rate Notes; 0.225% or $1,687,500 for the Floating Rate Notes.
Issue Price:	99.704% or $747,780,000 for the Fixed Rate Notes; 100% or $750,000,000 for the Floating Rate Notes.
Original Issue Date:	September 20, 2004.
Maturity Date:	September 30, 2014 for the Fixed Rate Notes and September 20, 2007 for the Floating Rate Notes, provided that if such day is not a Business Day, the payment of principal and interest may be made on the next succeeding Business Day, and no interest on such payment will accrue for the period from and after the Maturity Date.
Interest Rate:	The Fixed Rate Notes will bear interest at an annual rate of 5.125%.
Interest Rate Basis for the Floating Rate Notes:	LIBOR Telerate.
Index Maturity for the Floating Rate Notes:	Three months.
Spread for the Floating Rate Notes:	+23 basis points (0.23%).
Interest Rate Calculation for the Floating Rate Notes:	LIBOR Telerate determined on the Interest Determination Date plus the Spread.
Initial Interest Rate For the Floating Rate Notes:	LIBOR Telerate determined two London Business Days prior to the Original Issue Date plus the Spread.
Specified Currency:	U.S. Dollars ($).
Delivery:	The Notes are expected to be delivered in book-entry form only, to purchasers through the Depository Trust Company, Clearstream and Euroclear, as the case may be, on or about September 20, 2004.
Form:	Global Notes.
Interest Reset Dates for the Floating Rate Notes:	Quarterly on December 20, March 20, June 20 and September 20 of each year, commencing December 20, 2004, provided that if any Interest Reset Date would otherwise fall on a day that is not a Business Day, then the Interest Reset Date will be the first following day that is a Business Day, except that if such Business Day is in the next succeeding calendar month, such Interest Reset Date will be the immediately preceding Business Day.

Interest Payment Dates:	Interest will be paid on the Fixed Rate Notes at maturity, upon earlier tax redemption (to the extent provided in the prospectus supplement) and semiannually on March 30 and September 30 of each year, commencing March 30, 2005, provided that if any such day is not a Business Day, the Interest Payment Date will be the next succeeding Business Day, and no interest on such payment will accrue for the period from and after the Maturity Date.
Interest will be paid on the Floating Rate Notes at maturity, upon earlier tax redemption (to the extent provided in the prospectus supplement) and quarterly on December 20, March 20, June 20 and September 20 of each year, commencing on December 20, 2004, provided that if any such day (other than the Maturity Date) is not a Business Day, the Interest Payment Date will be the next succeeding Business Day, except that if such Business Day is in the next succeeding calendar month, such Interest Payment will be the immediately preceding Business Day, and no interest on such payment will accrue for the period from and after the Maturity Date.
Accrual of Interest:	Interest payments will include the amount of interest accrued from and including the most recent Interest Payment Date to which interest has been paid (or from and including the Original Issue Date) to but excluding the applicable Interest Payment Date.
Accrued interest on the Floating Rate Notes will be computed by adding the Interest Factors calculated for each day from the Original Issue Date or from the last date to which interest has been paid or duly provided for up to but not including the day for which accrued interest is being calculated. The “Interest Factor” for any Note for each such day will be computed by multiplying the face amount of the Note by the interest rate applicable to such day and dividing the product thereof by 360.
Interest Determination Date for the Floating Rate Notes:	Two London Business Days prior to each Interest Reset Date.
Calculation Date for the Floating Rate Notes:	The earlier of (i) the fifth Business Day after each Interest Determination Date, or (ii) the Business Day immediately preceding the applicable Interest Payment Date.
Maximum Interest Rate for the Floating Rate Notes:	Maximum rate permitted by New York law.
Minimum Interest Rate for the Floating Rate Notes:	0.0%
Exchange Listing:	None.
Other Provisions:	“Fixed Rate Notes” means the $750,000,000 5.125% Senior Notes Due September 30, 2014.
“Floating Rate Notes” means the $750,000,000 Floating Rate Senior Notes Due September 20, 2007, and together with the Fixed Rate Notes, the “Notes”.

“LIBOR Telerate” means the rate for deposits in U.S. dollars having the Index Maturity specified above which appears on the Telerate Page 3750 (defined below) as of 11:00 a.m., London time, on the applicable Interest Determination Date.
“Telerate Page 3750” means the display page designated as page 3750 on the Moneyline Telerate service (or such other page as may replace page 3750 on that service for the purpose of displaying London Interbank Offered Rates).
“Business Day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are generally authorized or required by law or regulation to close in The City of New York, which day is also a day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.
“London Business Day” means any day on which deposits in U.S. dollars are transacted in the London interbank market.
Trustee, Registrar, Authenticating Agent, U.S. Calculation Agent and U.S. Paying Agent:	J.P. Morgan Trust Company, National Association (as successor to Bank One Trust Company, N.A.).
CUSIP:	125581 AK 4 for the Fixed Rate Notes; 125581 AL 2 for the Floating Rate Notes.
Common Code:	020159154 for the Fixed Rate Notes; 020159227 for the Floating Rate Notes.
ISIN:	US125581AK40 for the Fixed Rate Notes; US125581AL23 for the Floating Rate Notes.

PLAN OF DISTRIBUTION

      We have entered into a terms agreement, dated as of September 13, 2004, with the Underwriters named below, for whom Banc of America Securities LLC, Goldman, Sachs & Co. and J.P. Morgan Securities Inc. are acting as representatives. Subject to the terms and conditions set forth in the terms agreement, we have agreed to sell to each of the underwriters, and each of the underwriters have severally agreed to purchase, the principal amount of notes set forth opposite its name below:

	Principal Amount of
Underwriters of Notes	Fixed Rate Notes	Floating Rate Notes
Banc of America Securities LLC	$200,000,000	$200,000,000
Goldman, Sachs & Co.	200,000,000	200,000,000
J.P. Morgan Securities Inc.	200,000,000	200,000,000
Bear, Stearns & Co. Inc.	16,406,250	16,406,250
BNP Paribas Securities Corp.	16,406,250	16,406,250
Citigroup Global Markets Inc.	16,406,250	16,406,250
HSBC Securities (USA) Inc.	16,406,250	16,406,250
Lehman Brothers Inc.	16,406,250	16,406,250
Merrill Lynch, Pierce, Fenner & Smith Incorporated	16,406,250	16,406,250
Morgan Stanley & Co. Incorporated	16,406,250	16,406,250
Wachovia Capital Markets, LLC	16,406,250	16,406,250
BNY Capital Markets, Inc.	6,250,000	6,250,000
Mizuho International plc	6,250,000	6,250,000
National Australia Bank Limited, London Branch	6,250,000	6,250,000

Total	$750,000,000	$750,000,000

      We have been advised by the Underwriters that they propose initially to offer the Notes to the public at the public offering prices set forth on the cover page of this pricing supplement, and to certain dealers at a price less a concession not in excess of (i) 0.300% of the principal amount of the Fixed Rate Notes and (ii) 0.125% of the principal amount of the Floating Rate Notes. The Underwriters may allow, and the dealers may reallow, a concession to certain other dealers not in excess of (i) 0.200% of the principal amount of the Fixed Rate Notes and (ii) 0.100% of the principal amount of the Floating Rate Notes. After the initial public offering, the public offering prices and these concessions may be changed from time to time.

      The Notes are a new issue of securities with no established trading market. The Underwriters have advised us that they intend to make a market in the Notes, but the Underwriters are not obligated to do so and may discontinue any market making at any time without notice. The trading market for the Notes may not be liquid.

      The terms agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all the notes if any are purchased.

      In connection with this offering, some or all of the Underwriters and their respective affiliates may engage in transactions that stabilize, maintain, or otherwise affect the market price of the Notes. Those transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Securities Exchange Act of 1934, pursuant to which those Underwriters and affiliates may bid for or purchase Notes for the purpose of stabilizing the market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Notes in connection with this offering than they are committed to purchase from us. In that case, the Underwriters may purchase Notes in the open market following completion of this offering to cover their short position. Any of the transactions described in this paragraph may result in the maintenance of the price of the Notes at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

      Some or all of the Underwriters or their affiliates have provided and will in the future continue to provide banking and/or other financial services to CIT and its subsidiaries.

      The terms agreement provides that CIT will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or contribute to payments the Underwriters may be required to make in respect thereof.

      J.P. Morgan Securities Inc. (“JPMorgan”) and Banc of America Securities LLC (“Banc of America”) will make the Notes available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by Market Axess Corporation, an Internet-based communications technology provider. Market Axess Corporation is providing the system as a conduit for communications between JPMorgan and Banc of America and their respective customers and is not a party to any transactions. Market Axess Corporation, a registered broker-dealer, will receive compensation from JPMorgan and Banc of America based on transactions they conduct through the system. JPMorgan and Banc of America will make the Notes available to their respective customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

      Other than this pricing supplement, the accompanying prospectus and prospectus supplement and any registration statement of which they form a part, each in electronic format as filed with the SEC, the information on any Web site is not a part of this pricing supplement, the accompanying prospectus or prospectus supplement or any registration statement of which they form a part.